

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 4, 2010

William Lowe
Chief Financial Officer
Kemet Corporation
2835 Kemet Way
Simpsonville, SC 29681

> **Re:** **Kemet Corporation**
> **Form 10-K for the Fiscal Year ended March 31, 2009**
> **Filed June 30, 2009**
> **File No. 000-20289**

Dear Mr. Lowe:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief